UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37383

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

AgriCapital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1410 Broadway, Suite 1802
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rurik B. Halaby (212) 944-9500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204 (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Cynthia Halaby, Corporate Secretary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AgriCapital Securities, Inc., (Company), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOWELLA A LUMBRES
Notary Public, State of New York
Registration #01LU6184232
Qualified in New York County
Commission Expires March 31, 2012

Cynthia Halaby, Corporate Secretary

Sworn and subscribed to before me this 22 day of February, 2010

This report contains (check all applicable boxes):** **Page**

			Page
		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9 - 10

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of
AgriCapital Securities, Inc.

We have audited the accompanying statement of financial condition of AgriCapital Securities, Inc., as of December 31, 2009 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AgriCapital Securities, Inc. at December 31, 2009, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 12, 2010

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

AgriCapital Securities, Inc.
Statement of Financial Condition
December 31, 2009

ASSETS

Assets		
Cash and equivalents	$	83,163
Securities owned at market value		2,761
Deferred tax asset		2,494
Total Assets	$	88,418

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable & accrued expenses	$	2,124
Total Liabilities		2,124
Stockholders' equity		
Common stock, $1 par value, authorized 1,000 shares, issued and outstanding 100 shares		100
Preferred stock, $1 par value, authorized 1,000 shares, no shares issued and outstanding		-
Additional paid in capital		78,700
Retained Earnings		11,483
Accumulated other comprehensive loss		(3,989)
Total Stockholders' Equity		86,294
Total Liabilities and Stockholders' Equity	$	88,418

See independent auditors' report and accompanying notes to the financial statements.

AgriCapital Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2009

Revenues		
Gain on sale of securities	$	9,328
Interest and dividends		437
Total		9,765
Expenses		
Regulatory fees and expenses		2,155
Professional fees		9,615
Other operating expenses		4,885
Total operating expenses		16,655
Net (Loss)		(6,890)
Other comprehensive loss		
Unrealized loss on securities held for resale		(25,513)
Adjustment of deferred taxes on unrealized loss		7,347
Total other comprehensive loss		(18,166)
Total comprehensive loss	$	(25,056)

See independent auditors' report and accompanying notes to the financial statements.

AgriCapital Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows used in operating activities:		
Net (loss)	$	(6,890)
Adjustments to reconcile net (loss) to net cash used by operating activities:		
Other comprehensive loss (Unrealized loss, net of deferred taxes)		
Changes in operating assets and liabilities:		
Unrealized depreciation in value of securities owned		(18,166)
(Increase) in deferred taxes due to the unrealized loss in the value of securities owned		
Decrease in prepaid taxes		2,996
Increase in deferred taxes		(7,347)
(Decrease) in accounts payable		(77)
(Decrease) in due to parent company		(12,889)
Net cash (used) in operating activities:		(42,373)
Cash flows provided by investing activities:		
Sale of Securities		109,778
Net cash provided by investing activities:		109,778
Cash flows from financing activities:		-
Net cash used by financing activities		-
Net Increase in cash		67,405
Cash and cash equivalents - January 1, 2009		15,758
Cash and cash equivalents - December 31, 2009	$	83,163

See independent auditors' report and accompanying notes to the financial statements.

AgriCapital Securities, Inc.
Statement of Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance, January 1, 2009	$ 100	$ 78,700	$ 14,177	$ 18,373	$ 111,350
Net (loss)	-	-	-	(6,890)	(6,890)
Other comprehensive (loss)	-	-	(18,166)	-	(18,166)
Balance, December 31, 2009	$ 100	$ 78,700	$ (3,989)	$ 11,483	$ 86,294

See independent auditor's report and accompanying notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

AgriCapital Securities, Inc. (the "Company"), was incorporated on January19, 1987 in the State of Delaware. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), effective May 1, 1987.

The Company was formed for the purpose of providing investment banking services to clients involved in the private placement of securities, primarily in the agribusiness and doing business in the United States. These clients require registered broker/dealers to provide the placement and issuance of security interests. The Company is registered with the SEC and is licensed to do business in New York and New Jersey.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, revenues are recognized when earned and expenses recorded when incurred. The Company files its income tax returns using the cash basis of accounting.

Cash and cash equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Securities
Securities owned are stated at market value and estimated value, with unrealized losses reflected as other comprehensive loss and accumulated other comprehensive loss on the statement of financial condition.

Income Taxes
The Company files Federal, NYS and New York City corporate tax returns on a cash basis. The Company accounts for all income taxes in accordance with the asset and liability method of accounting for income taxes prescribed by FASB ASC 741-10-1 through 25, (formerly SFAS No. 109), "Accounting for Income Taxes". Under this regulation, the assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, losses and tax credit carry-forwards. Deferred taxes have been provided on unrealized gains on securities owned.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reported period, actual results could differ from those estimates.

3. *SECURITIES OWNED*

The Company at December 31, 2009 owned the following securities:

	FMV	COST
5,376 shares eMerge Interactive Inc.–restricted/unregistered	$ -	$12,097
100 shares Federal Agricultural Mortgage Corp Class A	658	500
300 shares Federal Agricultural Mortgage Corp Class C.	2,103	1,500
	$2,761	$14,097

4. *NET CAPITAL REQUIREMENTS*

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $83,373, which was $78,373 in excess of the amount required.

5. *CURRENT AND FUTURE OPERATIONS*

The company had no revenues other than interest and dividends and had no operating revenues as a broker-dealer for the year ending December 31, 2009. The company is wholly owned by AgriCapital Corporation and the parent company uses AgriCapital Securities, Inc., when they have need for a registered broker-dealer to participate in the transaction.

6. *CAPITAL STOCK AND RELATED PARTY TRANSACTIONS*

The Company has issued 100 shares of $1 par value common stock (100%) ownership to AgriCapital Corporation.

AgriCapital Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2009

NET CAPITAL:	
Total stockholders' equity	$ 86,294
Deductions and/or charges:	
Non-allowable assets:	
Deferred taxes	(2,494)
Net capital before haircuts on securities positions	83,800
Haircuts on securities positions	(427)
Undue concentration	
Net Capital	$ 83,373
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 2,124
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 142
Minimum dollar net capital required	$ 5,000
Excess net capital	$ 78,373
Excess net capital at 1,000%	$ 83,161
Percentage of aggregate indebtedness to net capital is	3%

The above computation does not differ materially from the December 31, 2009 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&T

Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders' of
AgriCapital Securities, Inc.

In planning and performing our audit of the financial statements of AgriCapital Securities, Inc. (the "Company"), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we consider the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by Rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more that a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 12, 2010

Registered with the Public Company Accounting Oversight Board